SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION

FILED PURSUANT TO SECTION 8(a) OF THE

INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

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Name:	CENTRAL PARK GROUP ALTERNATIVE STRATEGIES FUND

Address of Principal Business Office (No. & Street, City, State, Zip Code):

12 East 49th Street

New York, New York 10017

Telephone Number (including area code): (212) 317-9200

Name and address of agent for service of process:

Mitchell A. Tanzman

c/o Central Park Group, LLC

12 East 49th Street

New York, New York 10017

Copies to:

Stuart H. Coleman, Esq.

Gary L. Granik, Esq.

Stroock & Stroock & Lavan LLP

180 Maiden Lane

New York, New York 10038

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

Yes	☒	No	☐

SIGNATURE

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the City of New York and State of New York on the 7th day of August, 2009.

CENTRAL PARK GROUP ALTERNATIVE STRATEGIES FUND

By:	/s/ Mitchell A. Tanzman
Mitchell A. Tanzman
Authorized Person